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DIRECT DIAL NUMBER (212) 455-2538	E-MAIL ADDRESS mnathan@stblaw.com

March 18, 2016

VIA COURIER AND EDGAR

Re:                                   American Renal Associates Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1

Filed February 26, 2016

File No. 333-206686

John Reynolds

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of American Renal Associates Holdings, Inc. (the “Company”), we hereby provide the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) the following responses to the Staff’s comments in its letter dated March 10, 2016. To assist your review, we have retyped the text of the Staff’s comments in italics below. Unless otherwise defined below, terms defined in Amendment No. 3 to the above-referenced registration statement on Form S-1 (the “Registration Statement”) and used below shall have the meanings given to them therein. The responses and information described below are based upon information provided to us by the Company.

Executive Compensation, page 133

Bonus Compensation, page 134

1.              Please quantify the 2015 Adjusted EBITDA target.

The Company respectfully advises the Staff that the 2015 Adjusted EBITDA target for the bonus compensation of its named executive officers was $189.5 million. The Company will revise the disclosure in its next amendment to the Registration Statement accordingly.

Financial Statements, page F-1

Note A — Presentation, page F-8

2.              Please provide footnote disclosure regarding your pro forma balance sheet including details sufficient to understand the reasons for the pro forma presentation and the nature and amounts of the adjustments you have made to arrive at your pro forma numbers.

The Company respectfully acknowledges the Staff’s comment and will revise the Registration Statement to provide the following disclosure under Note A to its audited consolidated financial statements. In accordance with Staff Accounting Bulletin Topic 1B.3, pro forma disclosures are required when significant equity transactions will occur after the balance sheet date.

Unaudited Pro Forma Balance Sheet Information

At the time of the Company’s initial public offering, the Company will pay a dividend to its pre-IPO stockholders of $                      in the aggregate, make adjustments to the exercise prices of options held by its pre-IPO optionholders and/or make dividend equivalent payments to its pre-IPO optionholders, and pay a dividend of $             related to the transfer of loans receivable to a newly formed entity, Term Loan Holdings LLC. The unaudited pro forma balance sheet gives effect to these payments as of December 31, 2015.  This pro forma adjustment has been reflected as a decrease to cash, an increase to liabilities, and a reduction to retained earnings. Payroll tax expenses and other withholding obligations have not been included in the pro forma adjustment.

Please do not hesitate to call Michael D. Nathan at (212) 455-2538 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP
cc:	Securities and Exchange Commission
Ronald E. Alper
Tia Jenkins
Brigitte Lippmann
Brian McAllister

American Renal Associates Holdings, Inc.
Joseph A. Carlucci
Michael R. Costa, Esq.

Latham & Watkins LLP
Peter N. Handrinos, Esq.
Nathan Ajiashvili, Esq.